Exhibit 12(b)

General Electric Company

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

Six months
ended
June 30,
2009
(Dollars in millions)	(Unaudited)

General Electric Company and consolidated affiliates
Earnings(a)	$5,506
Plus:
Interest and other financial charges included in expense(b)	9,980
One-third of rental expense(c)	296

Adjusted “earnings”	$15,782

Fixed charges:
Interest and other financial charges(b)	$9,980
Interest capitalized	23
One-third of rental expense(c)	296

Total fixed charges	$10,299

Ratio of earnings to fixed charges	1.53

Preferred stock dividend requirements	$150

Ratio of earnings before provision for income taxes to earnings from continuing operations	0.98

Preferred stock dividend factor on pre-tax basis	$147
Fixed charges	10,299

Total fixed charges and preferred stock dividend requirements	$10,446

Ratio of earnings to combined fixed charges and preferred stock dividends	1.51

(a)	Earnings before income taxes, noncontrolling interests, discontinued operations and undistributed earnings of equity investees.

(b)	Included interest on tax deficiencies.

(c)	Considered to be representative of interest factor in rental expense.